Mail Stop 6010

June 20, 2006

Mr. Gregory Leiser
Chief Financial Officer
Amistar Corporation
237 Via Vera Cruz
San Marcos, California 92078

   Re: Amistar Corporation
      Form 10-KSB for year ended December 31, 2005
      Filed March 30, 2006
      File No. 000-13403

Dear Mr. Leiser:

  We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 7. Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 25

1.   We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (i) your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28; and (ii) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount rather than classifying discontinued operations cash flows by activity – operating, investing, and financing - as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

- You change your presentation to address the points noted above and to comply with SFAS 95 in your next periodic report. If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you should include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.
- You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.
- You make specific and prominent footnote disclosure to the effect that you have separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
- Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.
- Please ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. If the "current assets of discontinued operations," which you present as a single amount on your balance sheet includes cash and cash equivalents, one way you can comply with SFAS 95, paragraph 7 is to separately quantify on the face of the statement of cash flows the portion of each of (i) net decrease in cash and cash equivalents; (ii) cash and cash

> equivalents at the beginning of the period, and (iii) cash and cash equivalents at the end of the period attributable to continuing operations and the portion attributable to discontinued operations. The amount of cash and cash equivalents included within "current assets of discontinued operations" on the balance sheet may be shown parenthetically or as a single line on the balance sheet.

Note (1) – Business and Current Events, page 26

Distributed Delivery Networks, page 26

2. We noted that you commenced operations of your new subsidiary, Distributed Delivery Networks, in 2004. In this regard, please address the following:

    - Please tell us in detail what you mean by the Founders purchasing a 49% restricted interest in Distributed Delivery Networks. Please clarify what the nature of the restriction is and how it lapses ratably over a thirty-six month period.

    - Please tell us what was contributed by each party at the formation of Distributed Delivery Networks in 2004 and clarify your ownership percentage. The accounting for your investment and your consolidation policy should be clearly disclosed in the footnotes.

    - Please tell us the basis for you accounting treatment of accounting for the fair value of the Founders' interest as compensation expense.

    - Tell us how you are accounting for the bonus to the Founders which equal the interest accrued on the note payable.

Liquidity and Management's Plan, page 28

3. We note that you entered into Registration Rights Agreements in March 2006 whereby you were required to effect a shelf registration no later than April 30, 2006. Please tell us about the material terms of the registration rights agreements, including any conditions under which you might be subject to liquidated damages or other non-registration penalties. Please refer to EITF 00-19 and SFAS 133. Additional guidance on this matter may be found on our website in the document "Current Accounting and Disclosure Issues in the Division of Corporation Finance."

4.   Please tell us how the litigation expenses discussed on page 28 were recorded, including how the unregistered shares were valued and recorded. In addition, clarify the period that these were recorded.

Note (2) - Inventories, page 29

5.   Please tell us the reason for the significant reserves recorded against inventory each period and whether you expect to sell the inventory that has been written-down. Please tell us whether any of this inventory related to the discontinued operations.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief